

Mail Stop 4720

December 28, 2016

C. Randall Sims
Chief Executive Officer
Home Bancshares, Inc.
719 Harkrider Street, Suite 100
Conway, AR 72032

> **Re:** **Home Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 7, 2016**
> **File No. 333-214957**

Dear Mr. Sims:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose the closing price of your common stock as of the most recent practicable date.

Questions and Answers, page 1

Q: Does GHI expect to pay any dividends to the GHI shareholders before the merger?, page 5

2. We note that the Merger Agreement contemplates that, prior to the merger, GHI will declare a special cash dividend payable to its shareholders and that the dividend is related to collection on certain troubled assets. Please expand your disclosure to provide the dollar amount of the "specified assets," an estimate as to the amount of this dividend, as well as your reasonable estimation as to the likelihood of collection on these assets.

Item 21. Exhibits and Financial Statement Schedules

3.   Please remove "Form of" from your description of Exhibit 8.1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3434 with any questions.

                                        Sincerely,

                                        /s/ Michael Clampitt

                                        Michael Clampitt
                                        Senior Staff Attorney
                                        Office of Financial Services

cc: C. Douglas Buford, Jr.
        Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.